UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2021

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Notice of Failure to Satisfy a Continued Listing Rule or Standard.

On April 26, 2021, Naked Brand Group Limited (the “Company”) received a notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) stating that, for the 30 consecutive business days ending April 23, 2021, the closing bid price for the Company’s ordinary shares had been below the minimum of $1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that the Company would be afforded 180 calendar days (until October 25, 2021) to regain compliance with the minimum bid price requirement. In order to regain compliance, the closing bid price for the Company’s ordinary shares must be at least $1.00 per share for a minimum of ten consecutive business days. The notification letter also stated that in the event the Company does not regain compliance within the 180-day period, the Company may be eligible for additional time.

The Nasdaq notification has no effect at this time on the listing of the Company’s ordinary shares, and the ordinary shares will continue to trade uninterrupted under the symbol “NAKD.” The Company intends to actively monitor the bid price for its common stock between now and October 25, 2021 and will consider all available options to regain compliance with the Nasdaq minimum bid price requirement.

On April 29, 2021, the Company issued a press release announcing receipt of the notice from Nasdaq. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 and F-1 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490, 333-249547 and 333-254245) and the prospectuses included therein.

Exhibits

Exhibit No.	Description

99.1	Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 29, 2021

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman and Chief Executive Officer